Exhibit 99.39

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

(Unaudited)

(Expressed in thousands of United States Dollars)

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Note	June 30, 2025	December 31, 2024
ASSETS

Current Assets
Cash and cash equivalents		$17,266	$8,249
Marketable securities		124	91
Amounts receivable		141	117
Due from Nuton	8	-	4,747
Prepaid expenses		1,726	377
Inventory	3	5,132	2,108
		24,389	15,689

Property, plant and equipment	4	187,838	111,910
Restricted cash	5	10,564	10,333
Total Assets		$222,791	$137,932

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	6	$2,626	$3,735
Accounts payable and accrued liabilities - Nuton	7	23,991	11,595
Amounts due to related parties	14	144	145
Nuton stage 2 payable	8	66,314	14,975
Nuton deferred income and revenue	8	10,584	1,661
Insurance liabilities		123	138
Derivative liabilities	9, 13	7,546	2,609
Interest on debentures	12	-	600
Debt	11	13,550	3,090
		124,878	38,548

Accounts payable and accrued liabilities	6	68	124
Debentures	12	5,870	4,708
Debt	11	-	11,357
Nuton stage 2 payable	8	32,523	23,448
Nuton deferred income and revenue	8	17,469	9,959
Derivative liabilities	9	69,834	56,774
Asset retirement obligation	10	16,014	14,916
Total liabilities		266,656	159,834

Equity
Capital Stock	13	116,135	112,828
Other equity reserves	13	14,641	14,532
Deficit		(173,812)	(148,433)
Accumulated other comprehensive loss		(829)	$(829)
Total Equity		(43,865)	(21,902)

Total Liabilities and equity		$222,791	$137,932

See note 1 - Nature of Operations and Going Concern

Approved on August 13, 2025 on behalf of the Board of Directors:

/signed/	/signed/
Jason Howe	Fred DuVal
Chair of the Audit Committee	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except for shares and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenue
Copper Revenue		$-	$(613)	$(406)	$(952)
Cost of sales	14	(276)	1,191	1,050	2,780
Loss from mine operations		$(276)	$578	644	1 ,828

Operating Expenses
Evaluation and permitting		962	55	982	119
Office and administration		40	91	146	288
Professional fees		179	124	272	264
Directors and officers fees		(29)	381	393	816
Investor relations		72	32	220	94
Share-based compensation	13	39	70	109	170
Regulatory fees		22	5	38	21
Depreciation		56	24	96	66
Total Operating Expenses		1,341	$782	2,256	1,838

Other Items
Loss (gain) on derivative at fair value	9	(1,254)	12,789	17,397	20,825
Financing expense	16	1,108	1,125	2,170	2,172
Interest income		(415)	(41)	(576)	(89)
(Gain) loss on foreign exchange		423	(1)	413	(1)
Fair value loss on Nuton Stage 2 payable		3,377	-	5,156	-
Gain on Extinguishment of Debt	11	(621)	-	(1,126)	-
Other income		(737)	(111)	(955)	(312)
Total Other Items		1,881	$13,761	22,479	22,595

Loss and comprehensive loss for the period		$2,946	$15,121	$25,379	$26,261

Loss per common share:
Basic and Diluted		$0.01	$0.05	$0.08	$0.08
Weighted average number of common shares outstanding:
Basic and Diluted	13	332,586,774	315,415,858	332,586,774	315,415,858

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars, except for shares and per share amounts)

		Six months ended June 30,
	Note	2025	2024
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Loss for the year		$(25,379)	$(26,261)
Items not affecting cash:
Loss on derivative at fair value	9,13	17,997	20,825
Depreciation		111	97
Accretion of asset retirement obligation		422	317
Share-based compensation	13	109	177
Financing expense	11,12	656	619
Gain on marketable securities		(33)	(47)
Gain on disposal		-	(10)
Gain on foreign exchange		-	(1)
Deferred income		(947)	(102)
Gain on extinguishment of debt		(1,126)	-
Fair value movement on Nuton Stage 2 payable		5,156	-
Fair Value Movement on Conversion Option		341	-

Non-cash working capital item changes:
Receivables		(24)	23
Nuton receivables	8	-	(982)
Prepaid expenses		(1,349)	(107)
Inventory		(3,024)	(48)
Accounts payable and accrued liabilities		(1,165)	99
Amounts due to related parties		(1)	-
Insurance liabilities		(15)	154
Net cash used by operating activities		(8,271)	(5,247)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Purchase of property, plant and equipment		(252)	-
Restricted cash		(231)	-
Nuton stage 1 funds received		-	6,030
Nuton stage 1 project expenditure		-	(1,284)
Nuton stage 2 project expenditure	8	(58,474)	-
Net cash provided (used) by investing activities		(58,957)	4,746
CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from share issuance		3,654	-
Share issuance costs	13	(285)	-
Nuton stage 2 funds received	8	70,144	-
Nuton Gunnison Sulfide Viability stage 1 funds received		3,000	-
Nebari principal payments		(206)	(206)
Net cash (used) provided by financing activities		76,307	(206)

Net change in cash and cash equivalents		9,079	(707)

Effect of foreign exchange on cash and cash equivalents		(62)	1

Cash and cash equivalents, beginning of year		8,249	6,113

Cash and cash equivalents, end of period		$17,266	$5,407

Supplemental cash flow disclosures:
Interest paid		$1,084	$1,224

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Expressed in thousands of United States dollars, except for shares and per share amounts)

	Capital Stock
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2023	315,415,858	$112,828	$14,205	$(156,927)	$(829)	(30,723)
Share-based compensation	-	-	177	-	-	177
Loss for the period	-	-	-	(26,261)	-	(26,261)
Balance, June 30, 2024	315,415,858	$112,828	$14,382	$(183,188)	$(829)	$(56,807)

Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	$(21,902)
Stock issuance (note 13)	17,170,916	3,592	-	-	-	3,592
Share issuance costs (note 13)	-	(285)	-	-	-	(285)
Share-based compensation	-	-	109	-	-	109
Loss for the period	-	-	-	(25,379)	-	(25,379)
Balance, June 30, 2025	332,586,774	$116,135	$14,641	$(173,812)	$(829)	$(43,865)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Gunnison Copper Corp. (formerly Excelsior Mining Corp.) (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison is also undertaking leachpad construction to allow for the expansion and restart of the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology (“Nuton Technologies”). Cash flow generated from the Johnson Camp Mine, after payback of construction and start-up costs, will be used to support the development of the Gunnison project.

Going concern

These consolidated interim financial statements have been prepared on the going-concern basis, which assumes that the Company will be able to realize its assets and liabilities in the normal course of business as they come due in the foreseeable future.

During the six month period ended June 30, 2025, the Company incurred a net loss of $25,379 that included a non-cash loss on the Triple Flag stream derivative of $17,181. At June 30, 2025, the company had negative working capital (current assets less current liabilities) of ($100,489), including a cash and cash equivalents balance of $17,266. The working capital includes $102,799 in current liabilities and nil in accounts receivable that are funded by Nuton. The net amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. In addition, working capital includes $6,730 in current liabilities that represents the value of JCM copper deliverable to Triple Flag under the stream agreement. If no copper was produced at the Johnson Camp Mine, the amount deliverable to Triple Flag would not be payable by the Company. As a result, neither the Nuton or Triple Flag related working capital amounts can impact the Company’s immediate ability to continue as a going concern. Finally, the Nebari debt of $13,550 has been classified as current based on the maturity date of June 30, 2026 (refer to Note 11).

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage until June 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

On May 21, 2024, the Company received a $5,000 payment from Nuton as a result of its election to proceed with the Stage 2 Work Program (Note 8). Since May 15, 2024, the Company has received an additional $100,096 from Nuton for costs associated with the Stage 2 Work Program, the goal of which is to resume mining at JCM using the Nuton copper heap leaching technologies. Progress on Nuton Stage 2 construction is continuing with further funding from Nuton for the Stage 2 Work Program expected through 2030.

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Gunnison Open Pit (the “Stage 1 Gunnison Program”). The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies.

6

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

On April 7, 2025, the Company closed a non-brokered private placement (the “2025 Offering”) for aggregate gross proceeds of CAD$5.15 million through the issuance of 17,170,916 units (the “2025 Units”), with each 2025 Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “2025 Warrant”) at a price of CAD$0.30 per 2025 Unit. Each full 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the 2025 Offering.

On April 17, 2025, the Company received $45,224 in funding from Nuton for upcoming Stage 2 construction costs.

On April 24, 2025, the Company entered into a Second Amended and Restated Credit Agreement (the “Second ARCA”) that amends the outstanding loan agreement with Nebari. The Second ARCA provides for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, provide for potential partial conversion to equity of up to US$6.25 million of the principal amount at a price equal to US$0.2097 (converted from Cdn$0.30), and provide for a mechanism to repay a portion of the principal amount of the loan agreement with proceeds expected to be received from sale of the previously announced 48C tax credits and through a potential refinancing process and provide for an extension of the maturity date (the “Nebari Amendments”). The Company is required to maintain a $1,000 minimum cash balance (net of cash provided by Nuton for the Stage 2 Work Program), as a covenant condition to the Nebari Natural Resources Credit Fund I LLP (“Nebari”) outstanding debt (Note 11). The Company is in compliance with the covenants as at June 30, 2025.

Excluding further funding from Nuton for the Stage 2 work program, the expected 48C funding and the refinancing of the Second ARCA, prior to June 2026, the Company’s cash flow projection indicates the potential to default at the maturity date in June 2026 unless additional financing is obtained. If there is a default, the Second ARCA allows a 60-day cure period. As a result, there remain conditions that represent a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Refer to Note 11: Debt for further details.

Nuton and Gunnison will work within the parameters of the Tax Partnership Agreement to potentially allow for a portion of realized cash proceeds from the sale of 48C tax credits to be distributed to Gunnison to retire a significant portion, or all of, the Nebari debt, which will benefit the Stage 2 Work Program by reducing Gunnison’s debt service obligations. The receipt of the 48C tax credit is subject to Certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the receipt of the 48C tax credit will be satisfied.

The Company has been successful in obtaining significant equity and other financings since inception and intends to continue financing its future requirements through future mining of the existing JCM pits and a combination of equity, debt, or other arrangements, including the funding provided by Nuton. However, there can be no assurance that the Company will be able to obtain the necessary financing. The Condensed Consolidated Interim Financial Statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2. BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a. Statement of compliance

The Company prepares the annual consolidated financial statements in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

7

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

b. Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation and Summary of Material Accounting Policies, of the audited consolidated financial statements for the year ended December 31, 2024 and 2023.

3. INVENTORY

The summary for inventory as at June 30, 2025, and December 31, 2024 are summarized below.

	June 30, 2025	December 31, 2024
Materials & Supplies	$2,421	$1,530
Copper in solution	125	105
Finished goods	123	473
Stockpile ore	2,463	-
	$5,132	$2,108

8

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

4. PROPERTY, PLANT AND EQUIPMENT

	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction in Progress	Johnson Camp Mine Construction in Progress	Total
Cost
At January 1, 2024	14,003	12,242	584	993	44,933	34,536	107,291
Transfers	-	-	-	-	(848)	848	-
Additions	-	-	-	25	-	38,329	38,354
Mining	-	-	-	358	-	-	358
Change in Asset Retirement Obligation Estimate	6,288	-	-	-	-	-	6,288
Land Options	1,000	-	-	-	-	-	1,000
Impairment	(11,316)	-	-	-	(27,641)	-	(38,957)
Disposals	-	-	-	(10)	-	-	(10)
At December 31, 2024	9,975	12,242	584	1,366	16,444	73,713	114,324

Accumulated Depreciation
At January 1, 2024	(824)	(114)	(563)	(711)	-	(177)	(2,389)
Depreciation	-	-	(21)	(113)	-	(29)	(163)
Impairment	129	129
Disposals	-	-	-	9	-	-	9
At December 31, 2024	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Net carrying amount	9,280	12,128	-	551	16,444	73,507	111,910

Cost
At January 1, 2025	9,975	12,242	584	1,366	16,444	73,713	114,324
Additions	-	40	198	14	-	75,111	75,363
Change in Asset Retirement Obligation Estimate	676	-	-	-	-	-	676
At June 30, 2025	10,651	12,282	782	1,380	16,444	148,824	190,363

Accumulated Depreciation
At January 1, 2025	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Depreciation	-	-	(15)	(96)	-	-	(111)
Disposals	-	-	-	-	-	-	-
At June 30, 2025	(695)	(114)	(599)	(911)	-	(206)	(2,525)
Net carrying amount	9,956	12,168	183	469	16,444	148,618	187,838

9

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

5. RESTRICTED CASH

As of June 30, 2025, the Company has restricted cash deposits of $10,564 (December 31, 2024 - $10,333) as collateral to secure the issuance of reclamation bonds.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June, 30 2025	December 31, 2024
Accounts payable and accrued liabilities	$587	$3,616
Due to Nuton	1,910	-
Lease Liabilities	129	119
	$2,626	$3,735

Disclosed as non-current
Accounts payable and accrued liabilities	$68	$124
	$68	$124

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid. Due to Nuton of $1,910 is for cash collateral paid by Nuton for Gunnison Copper Project environmental bonding. Lease liabilities include capitalized lease obligations and employee-related accruals include estimated amounts for goods or services received but not yet invoiced by the supplier, as well as obligations that increase throughout the year and are settled at points in time.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES – NUTON

	June, 30 2025	December 31, 2024
Accounts payable – Project	$13,936	$2,912
Accrued liabilities - Project	10,055	8,683
	$23,991	$11,595

8. NUTON PROJECT

Johnson Camp Mine – Stage 1

On July 31, 2023, the Company entered into an Option Agreement (the “Option Agreement”) with Nuton to further evaluate the use of its Nuton™ copper heap leaching technologies at Gunnison’s Johnson Camp mine in Cochise County, Arizona. Under the Option Agreement, Gunnison remains the operator and Nuton funds Gunnison’s costs associated with a two-stage work program at JCM. Nuton provided $3,000 to Excelsior for Stage 1 costs and a payment of $2,000 for an exclusive option to form a joint venture with Excelsior over the Johnson Camp Mine after the completion of Stage 2. The $2,000 has been applied against the capitalized costs related to JCM as the benefit of the payment will be recognized over the life of the mine.

Under the terms of the Option Agreement, the Stage 1 work program involved Gunnison completing diamond drilling, engineering, permitting activities, and project execution planning. Nuton completed mineralogy, predictive modeling, engineering, and other test work. The Stage 1 work program was completed during 2024.

10

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

Johnson Camp Mine – Stage 2

Infrastructure Payment

On May 15, 2024, Nuton elected to proceed to Stage 2 of the existing option agreement. Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 69 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of the leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode. Nuton, in its sole and absolute discretion may elect to terminate the Option Agreement by providing appropriate notice to the Company in accordance with the terms of the Option Agreement.

The Company has accounted for the $5,000 as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. The Company is proceeding based on milestones related to engineering and mobilization, infrastructure and construction, mining, leaching, copper production and post-leach rinsing. During the period, the Company recognized income of $205, relating to the amortization of the $5,000 infrastructure access payment received.

Nuton Stage 2 - Deferred Income (Infrastructure Payment)	June 30, 2025	December 31, 2024
Balance, beginning of period	$4,486	$-
Nuton access rights	-	5,000
Deferred income	(411)	(514)
Balance, end of period	$4,075	$4,486

Current	822	822
Non current	3,253	3,664

Stage 2 Funding

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs are incurred by Nuton directly (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mine processing service revenue (representing the estimated selling price, including margin for mine processing services relating to the demonstration of Nuton’s technology). The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mine processing service revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Nuton shall receive 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations). Once and if the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine life of mine production schedule and expectations including expansion plans and the discount rate.

11

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

During the six months ended June 30, 2025, $65,398 in cash was received. Nuton controlled costs of $9,075 were incurred by Nuton for offsite development and assembly of specialized equipment that will be installed at Johnson Camp Mine. Both the Nuton controlled costs and the due from Nuton costs are recoverable by Nuton from the sales revenue of Johnson Camp Mine. The total change in Nuton Stage 2 Payable, including cash received by the Company, Nuton controlled costs, and costs due from Nuton, was $33,589. Management determined the fair value of the Stage 2 project payable at each cash flow inception using a discount rate of 17.75% to be $43,003 with the residual amount of $14,381 being recognized as deferred revenue liability. The deferred revenue liability represents the benefit received from the 0% financing for Gunnison management’s time and effort operating the Johnson Camp Mine and will be amortized over the remaining Stage 2 program on a units of production basis. A fair value loss was recognized through profit and loss of $5,156 was recognized based on the revaluation of the Nuton Stage 2 Payable to fair value at June 30, 2025 ($1,779 for the three months ended March 31, 2025).

Management and Nuton have agreed that Nuton will fund agreed upon direct and indirect costs of the Company for the Stage 2 Work Program pursuant to an approved by Nuton budget from May 15, 2024 for the duration of the Stage 2 Work Program. This has resulted in a decrease in the general and administrative costs of the company when compared to prior periods.

Nuton Stage 2 Payable	June 30, 2025
Balance, beginning of period	$38,423
Recognized during the period	55,258
Fair value loss on Nuton Stage 2 payable	5,156
Balance, end of period	$98,837

Current	66,314
Non current	32,523

Nuton Stage 2 - Deferred revenue	June 30, 2025	December 31, 2024
Balance, beginning of period	$7,134	$-
Recognized on inception	14,381	7,134
Balance, end of period	$21,515	$7,134

Current	8,907	839
Non current	12,608	6,295

Gunnison Sulfide Viability – Stage 1

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Stage 1 Gunnison Program.

The Company has accounted for the $3,000 as deferred income and will amortize the amount over the 22 months anticipated for the Stage 1 program on a straight-line basis. During the period, the Company recognized income of $536, relating to the amortization of the $3,000 payment received.

Gunnison Sulfide Viability - Stage 1 - Deferred Income	June 30, 2025	December 31, 2024
Balance, beginning of period	$-	$-
Recognized on inception	3,000	-
Deferred income	(536)	-
Balance, end of period	$2,464	$-

Current	855	-
Non current	1,609	-

12

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

9. DERIVATIVE LIABILITIES

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares of Gunnison (the “Equity Placement”).

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiaries, Excelsior Arizona and Excelsior JCM, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at June 30, 2025 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the London Metal Exchange (LME) copper forward price curve, the long-term copper price volatility of 25.52% (December 31, 2024 – 20.86%), a discount rate which factors in the Company’s credit spread of 7.47% (December 31, 2024 – 7.17%) and the Johnson Camp Mine and Gunnison Copper Project life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q4 2024 beginning in 2031 for an 18 year mine life with a probability weighting; (b) Johnson Camp Mine Stage 2 mine production beginning in 2025 for a five year mine life with a probability weighting, and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting.

13

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

The following table summarizes the fair value of the derivative liabilities during the period ended June 30, 2025:

Stream	June 30, 2025
Fair value at December 31, 2024	$59,383
Loss during the period	17,181
Fair Value at June 30, 2025	$76,564

Current	6,730
Non current	69,834

As at June 30, 2025, the current portion of the stream derivative liabilities is $6,730 based upon the production schedules and other inputs used in the valuation.

10. ASSET RETIREMENT OBLIGATION

The Company’s ARO represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the previously pursued In-Situ Leaching Wellfield and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of June 30, 2025, the Company used a long term inflation rate of 2.0% (December 31, 2024 – 2.0%) and a discount rate of 4.79% (December 31, 2024 – 4.86%) in calculating the present value of the obligation. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the treasury bond index.

As of June 30, 2025 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $16,014. The update resulted in a net increase, primarily due to changes in rates and accretion of $422.

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (December 31, 2024 - $3,566). The costs and activities are expected to begin in 3.5 years. As of June 30, 2025, the discounted reclamation obligation is $3,355.

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $19,084 (December 31, 2024 -

$18,634). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. The mine is expected to commence production in 2025 and is assumed to have a 15-year mine life. As of June 30, 2025, the discounted reclamation obligation is $12,241

Changes in the ARO for the year ended June 30, 2025 and the year ended December 31, 2024 are summarized below.

Asset Retirement Obligation	June 30, 2025	December 31, 2024
Balance, beginning of period	$14,916	$8,097
Change in Estimate	676	6,288
Accretion Expense	422	531
Balance, end of period	$16,014	$14,916

14

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

11. DEBT

Nebari Credit Facility

On February 28, 2025, the Company and Nebari entered into a binding term sheet outlining additional amendments to the Amended and Restated Credit Agreement (“ARCA”). Subsequently, on April 24, 2025, both parties entered into the Second ARCA to formalize these amendments. The amendments provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, potential partial conversion to equity of up to US$6.25 million of the principal amount at a price equal to US$0.2097 (changed from Cdn$0.30) (the “Conversion Price”), and a mechanism to repay a portion of the principal amount of the Second ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process provide for an extension of the maturity date.

Management of the Company evaluated the terms of the Second ARCA with Nebari and determined it to be a substantial modification of the terms of the existing debt facility, and therefore accounted for the change in terms as an extinguishment of the original liability and the recognition of a new financial liability. A gain on extinguishment of the original debt of $505 was recognized in the condensed consolidated interim statement of loss.

The Second ARCA is comprised of a host loan and an embedded derivative liability related to the conversion option. The conversion option was determined to be an embedded derivative as the value of the conversion option changes in response to the Company’s share price and foreign exchange movements and therefore is not convertible into shares of the company on a fixed for fixed basis. The fair value of the Second ARCA in total was determined to be $13,750 at February 28, 2025, and the fair value of the conversion option was determined to be $280. The fair value of the conversion option was deducted from the aggregate fair value of the Second ARCA in arriving at the fair value of the host debt. The debt host liability is subsequently measured at amortized cost.

On March 27, 2025, the Company signed a side letter agreement with Nebari fixing the Conversion Price at CAD$0.30 per share. On execution of the Second ARCA on April 23, 2025, the conversion price became US$0.2097 This resulted in the conversion option being fixed on April 23, 2025. The Company elected to treat this as an extinguishment of the liability as at April 23, 2025. The fair value at that time was $621 which has been recognized as a gain on extinguishment of debt.

Changes in the debt for the three months ended June 30, 2025, and the year ended December 31, 2024, are summarized below.

Debt	Debt	Conversion Option	Total
Balance, beginning of period	$14,447	$-	$14,447
Recognized on Inception	14	-	14
Principal Repayment	(206)	-	(206)
Extinguishment of Debt	(14,255)	-	(14,255)
Issuance of new debt	13,470	280	13,750
Balance at February 28, 2025	$13,470	$280	$13,750
Change in fair value of conversion option	-	328	328
Accretion expense	20	-	20
Balance at March 31, 2025	$13,490	$608	$14,098
Change in fair value of conversion option	-	13	13
Accretion expense	-	-	-
Balance at April 23, 2025	$13,490	$621	$14,111
Change in fair value of conversion option	-	(621)	(621)
Accretion expense	60	-	60
Balance at June 30, 2025	$13,550	$-	$13,550

Current	13,550	$-	13,550
Non current	-	-	-

15

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

12. DEBENTURES

On February 9, 2023, the Company closed a Debenture Offering (“First Debenture Offering”) and issued $3,000 principal amount of debentures. The terms of the debentures include:

●	a maturity date of three years from the date of closing (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;

●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on the Maturity Date of September 30, 2026, unless earlier converted into common shares of the Company (“Common Shares”

●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and

●	the debentures are unsecured.

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

On December 14, 2023, the Company amended the First Debenture Offering maturity date to September 30, 2026. The impact of the amendment decreased the carrying value of the liability component, resulting in a gain on modification of $263. The effective interest rate is 21.2%.

On December 14, 2023, the Company closed a Second Debenture Offering (the “Second Debenture Offering”) and issued $2,400 principal amount of debentures. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;

●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;

●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	the debentures are unsecured.

16

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389. The amendment of the Nebari debt includes cross party agreements that defers the interest payments on the debentures to September 30, 2026.

Changes in the debentures for the six months ended June 30, 2025, and the year ended December 31, 2024, are summarized below.

Debentures	June 30, 2025	December 31, 2024
Balance, beginning of period	$5,308	$4,330
Accretion	562	978
Balance at April 23, 2025	$5,870	$5,308

Current	-	600
Non current	5,870	4,708

13. CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of June 30, 2025, there were 332,586,774 common shares outstanding and nil non-voting common shares outstanding.

On April 7, 2025, the Company closed a non-brokered private placement for aggregate gross proceeds of CAD$5.15 million (the “April 2025 Offering”) through the issuance of 17,170,916 units (each an “April 2025 Unit”), with each 2025 April 2025 Unit consisting of one common share and one-half of one common share purchase warrant at a price of CAD$0.30 (each a “April 2025 Warrant”). Each full April 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the April 2025 Offering. The warrants have been accounted for as a derivative liability and valued using a Black Scholes model. At the time of issuance, the warrants were valued at $599. At June 30, 2025, the warrants were valued at $816, a corresponding loss of $216 has been recognized in the financial statements. Share issuance costs associated with the private placement were $285.

There were no dilutive shares for the period ended June 30, 2025 (December 31, 2024 – nil).

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

17

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The following is a summary of stock option activity for the six months period ended June 30, 2025, and the year ended December 31, 2024:

	Number of Options	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2023	18,820,000	$0.53
Granted	3,500,000	$0.15
Expired	(3,245,000)	$1.02
Outstanding, December 31, 2024	19,075,000	$0.38
Granted	13,595,000	$0.30
Expired	(5,590,000)	$0.58
Outstanding, June 30, 2025	27,080,000	$0.30
Exerciseable, June 30, 2025	10,060,000	$0.30

During the six months period ended June 30, 2025 no stock options were exercised. As of June 30, 2025 the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price		Remaining life (years)	Expiry Date
800,000	-	CAD$	$0.730	0.12	Tuesday, August 12, 2025
100,000	100,000	CAD$	$0.800	0.14	Tuesday, August 19, 2025
235,000	235,000	CAD$	$0.820	0.69	Sunday, March 8, 2026
50,000	50,000	CAD$	$0.270	0.72	Friday, March 20, 2026
300,000	300,000	CAD$	$0.740	0.75	Tuesday, March 31, 2026
635,000	635,000	CAD$	$0.410	1.50	Thursday, December 31, 2026
650,000	650,000	CAD$	$0.270	1.84	Sunday, May 2, 2027
500,000	500,000	CAD$	$0.270	2.66	Monday, February 28, 2028
200,000	200,000	CAD$	$0.230	1.84	Sunday, May 2, 2027
6,515,000	6,515,000	CAD$	$0.260	2.59	Tuesday, February 1, 2028
3,500,000	875,000	CAD$	$0.150	4.18	Monday, September 3, 2029
10,595,000	-	CAD$	$0.300	4.77	Sunday, April 7, 2030
3,000,000	-	CAD$	$0.300	4.87	Tuesday, May 14, 2030
27,080,000	10,060,000

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility, forfeiture rate, and expected life of the options. The Company recognized share-based compensation costs of $109 for the six months ended June 30, 2025 (June 30, 2024 - $177) of which $1 (June 30 – $7) was included in cost of sales. The Company recognized share-based compensation costs of $39 for the three months ended June 30, 2025 (June 30, 2024 - $70) of which nil (June 30, 2024 – $3) was included in cost of sales.

18

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

14. EXPENSES BY NATURE

The summary for cost of sales for the three months ended June 30, 2025 and 2024 are summarized below.

	Three months ended June 30		Six months ended June 30,
	2025	2024	2025	2024
Direct production costs	$(311)	$437	$68	$1,258
Royalties and selling costs	-	117	304	180
Employee compensation and benefits	25	621	391	1,304
Inventory Valuation Adjustment	-	-	272	-
Share-based compensation	-	3	1	7
Depreciation	10	13	14	31
Cost of Sales	$(276)	$1,191	$1,050	$2,780

15. RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Six months ended June 30
	2025	2024
Salaries, fees and benefits	$499	$816
Share-based compensation	10	151
Total	$509	$967

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of June 30, 2025, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $144 (December 31, 2024 - $145)

19

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

16. FINANCING EXPENSES

Financing expenses for the six months ended June 30, 2025 and 2024 are summarized below.

	Three months ended June 30,		Six months ended June 30,
Financing Expenses	2025	2024	2025	2024
Nebari debt interest	$501	$600	$1,078	$1,200
ARO accretion	252	193	422	317
Debenture accretion	290	236	562	461
Nebari debt accretion	58	82	94	159
Insurance financing interest	3	9	6	24
Captial lease interest	4	5	8	11
Total	$1,108	$1,125	$2,170	$2,172

17. SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison Copper Project and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

20

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

Three months Ended June 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$-	$-	$-
Cost of Sales	-	(276)	-	(276)
Gross Profit (loss) from Mine Operations	-	(276)	-	(276)
Operating Expenses	1,062	(341)	620	1,341
Operating Profit (loss)	1,062	(617)	620	1,065
Loss (gain) on derivative at fair value	(406)	(848)	-	(1,254)
Financing expense	-	(299)	1,407	1,108
Interest income	-	(380)	(35)	(415)
Unrealized gain on foreign exchange	-	-	423	423
Fair value loss on Nuton Stage 2 payable	-	3,377	-	3,377
Gain on Extinguishment of Debt	-	-	(621)	(621)
Other (income)	(276)	(432)	(30)	(738)
Net Income (loss) for the year	$380	$1,349	$1,764	$2,945

Six months Ended June 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(406)	$-	$(406)
Cost of Sales	-	1,050	-	1,050
Gross Profit (loss) from Mine Operations	-	644	-	644
Operating Expenses	1,071	(219)	1,404	2,256
Operating Profit (loss)	1,071	425	1,404	2,900
Loss (gain) on derivative at fair value	7,491	9,906	-	17,397
Financing expense	-	490	1,680	2,170
Interest income	-	(525)	(51)	(576)
Unrealized gain on foreign exchange	-	-	413	413
Fair value loss on Nuton Stage 2 payable	-	5,156	-	5,156
Gain on Extinguishment of Debt	-	-	(1,126)	(1,126)
Other (income)	(276)	(650)	(30)	(956)
Net Income (loss) for the year	$8,286	$14,802	$2,290	$25,378

June 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Cash	$1,860	$11,952	$3,454	$17,266
Current Assets	1,863	18,292	4,234	24,389
Property, plant and equipment	16,448	171,234	156	187,838
Total Assets	18,363	200,743	3,685	222,791
Current Liabilities	191	109,445	15,242	124,878
Total Liabilities	36,955	208,491	21,210	266,656

21

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

Three months Ended June 30, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(613)	$-	$(613)
Cost of Sales	-	1,191	-	1,191
Gross Profit (loss) from Mine Operations	-	578	-	578
Operating Expenses	7	114	661	782
Operating Profit (loss)	7	692	661	1,360
Loss (gain) on derivative at fair value	5,443	7,346	-	12,789
Financing expense	(225)	889	461	1,125
Interest income	46	(1)	(86)	(41)
Unrealized gain on foreign exchange	-	-	(1)	(1)
Fair value loss on Nuton Stage 2 payable	-	-	-	-
Gain on Extinguishment of Debt	-	-	-	-
Other (income)	-	(111)	-	(111)
Net Income (loss) for the year	$5,271	$8,815	$1,035	$15,121

Six months Ended June 30, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(952)	$-	$(952)
Cost of Sales	-	2,780	-	2,780
Gross Profit (loss) from Mine Operations	-	1,828	-	1,828
Operating Expenses	55	272	1,511	1,838
Operating Profit (loss)	55	2,100	1,511	3,666
Loss (gain) on derivative at fair value	8,818	12,007	-	20,825
Financing expense	-	1,711	461	2,172
Interest income	-	(3)	(86)	(89)
Unrealized gain on foreign exchange	-	-	(1)	(1)
Fair value loss on Nuton Stage 2 payable	-	-	-	-
Gain on Extinguishment of Debt	-	-	-	-
Other (income)	-	(312)	-	(312)
Net Income (loss) for the year	$8,873	$15,503	$1,885	$26,261

December 31, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Cash	$483	$6,804	$962	$8,249
Current Assets	483	14,194	1,012	15,689
Property, plant and equipment	16,444	95,462	4	111,910
Total Assets	16,927	117,145	3,860	137,932
Current Liabilities	92	34,268	4,188	38,548
Total Liabilities	29,358	109,914	20,562	159,834

22

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

18. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments based on the funds available to the Company, in order to support the acquisition, exploration and evaluation, and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company considers components of equity and debt.

The properties in which the Company currently has an interest are in the development and production ramp up stage. The Company has previously obtained financing for the development and construction and ramp up activities of the Gunnison Copper Project in the form of the Stream, Equity Placements, and Debentures discussed in notes 8, 12 and 13. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In accordance with the Second ARCA the Company is required to maintain a minimum cash balance of $1,000 (net of cash provided by Nuton for the Stage 2 Work Program). The minimum cash balance is defined in the Second ARCA to include cash and cash equivalents, plus accounts receivable from the sale of copper cathode and copper cathode inventory as reported on the Company’s balance sheet. In the event that the minimum cash balance is less than $1,000 at any monthly reporting date then there is a 60-day cure period allowed.

19. FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Nebari loan and Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Nebari loan and Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the rate supplement for the Nebari loan would increase interest payments $8/mo, whereas a 1% decrease in the rate supplement would decrease the Nebari interest payments $8/mo.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments $2/mo.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $3,810, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $4,560.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with reputable North American financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations. Liquidity is further discussed in note 1 – Nature of Operations and Going Concern.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars)

The Company has the following guaranteed commitments and contractual obligations as of June 30, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$26,488	$26,488	$-	$-	$-
Nuton Stage 2 payable	98,837	66,314	32,523	-	-
Lease Liabilities	197	129	68	-	-
Insurance Liabilities	123	123	-	-	-
Debentures	5,870	-	5,870	-	-
Debt	13,550	13,550	-	-	-
Total Contractual Obligations	$145,065	$106,604	$38,461	$-	$-

As of June 30, 2025, the Company has cash and cash equivalents of $17,266 to settle current liabilities of $124,877, which includes $66,314 in Nuton payables based off the current copper production forecast and $23,991 in Accounts Payables related to Nuton project costs.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities and Nuton Stage 2 payable are Level 3.

As of June 30, 2025	Carrying value	Fair Value
	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Derivative liabilities	$77,380	$-	$-	$77,380
Nuton Stage 2 payable	98,837	-	-	98,837
	$176,217	$-	$-	$176,217

20. SUBSEQUENT EVENTS

On July 18, 2025, the Company announced that is has closed a non-brokered private placement (the “July 2025 Offering”) for aggregate gross proceeds of CAD$8.7 million through the issuance of 28,874,100 units of the Company (each, a “July 2025 Unit”) at a price of CAD$0.30 per July 2025 Unit. Each July 2025 Unit consists of one common share of the Company and one common share purchase warrant (each, a “July 2025 Warrant”). Each July 2025 Warrant entitles the holder thereof to purchase one Common Share at a price of CAD$0.45 at any time on or before July 18, 2028. The net proceeds will be used to support and fund additional follow on work related to the High Value Add Work Program at the Gunnison Copper Project, begin long lead time drilling and metallurgical testing that will be incorporated in a pre-feasibility study for the Gunnison Copper Project, as well as fund US head office general and administrative expenses (“G&A”) for an additional 12 months (April 2026 to March 2027). U.S. head office G&A for the next 9 months to March 2026 will be funded from existing working capital. The July 2025 Units were sold to purchasers resident in Canada pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption.

On July 9, 2025, the Company received $50,138 in funding from Nuton for upcoming Stage 2 construction costs.

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